                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             _____________________


                                   FORM 11-K

                             _____________________


(Mark One)

                 [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d)
                          OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended June 30, 1996


                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from ________ to ________

Commission file number 1-3863

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                  Lanier Worldwide, Inc.
                                  Savings Incentive Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Harris Corporation
                                  1025 W. NASA Blvd.
                                  Melbourne, Florida 32919

                             LANIER WORLDWIDE, INC.
                             SAVINGS INCENTIVE PLAN

                              Financial Statements
                          and Supplementary Information

                             June 30, 1996 and 1995

LANIER WORLDWIDE, INC. SAVINGS INCENTIVE PLAN

Table of Contents

June 30, 1996 and 1995                                                PAGE
--------------------------------------------------------------------------------





INDEPENDENT AUDITOR'S REPORT                                             1


FINANCIAL STATEMENTS:

    Statements of Net Assets Available for Benefits                    2-5

    Statements of Changes in Net Assets Available for Benefits         6-9

    Notes to Financial Statements                                    10-12



SUPPLEMENTARY INFORMATION:

    Schedule of Assets Held for Investment                              13

    Schedule of Reportable Transactions                                 14






--------------------------------------------------------------------------------

                          INDEPENDENT AUDITOR'S REPORT



Pension and Retirement Committee
Lanier Worldwide, Inc. Savings Incentive Plan
Melbourne, Florida


We have audited the accompanying statements of net assets available for benefits of the Lanier Worldwide, Inc. Savings Incentive Plan as of June 30, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules contained on pages 13 and 14 as of and for the year ended June 30, 1996 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1996 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1996 financial statements taken as a whole.





Melbourne, Florida
November 10, 1996





                                                                               1
--------------------------------------------------------------------------------

                              FINANCIAL STATEMENTS

LANIER WORLDWIDE, INC. SAVINGS INCENTIVE PLAN

Statements of Net Assets Available for Benefits

June 30, 1996
--------------------------------------------------------------------------------


                                       T. Rowe Price    T. Rowe Price  T. Rowe Price    T. Rowe Price
                                       Prime Reserve     Summit Cash   Equity Index      Short Term
                                           Fund          Reserve Fund      Fund          Bond Fund
                                       -------------    -------------  -------------    -------------

ASSETS

INVESTMENTS (NOTE 4):
    Mutual fund balances                $      --       $15,253,639     $34,606,310     $ 1,523,479
    Harris Corporation common
      stock                                    --              --              --              --
    Participant loans                          --              --              --              --
                                        -----------     -----------     -----------     -----------

      Total investments                        --        15,253,639      34,606,310       1,523,479

RECEIVABLES:
    Contributions receivable:
      Employer contributions                   --            10,762          15,222           1,653
      Employee contributions                   --            45,396          74,388           7,512
                                        -----------     -----------     -----------     -----------

                                               --            56,158          89,610           9,165


LIABILITIES                                    --              --              --              --
                                        -----------     -----------     -----------     -----------

NET ASSETS AVAILABLE FOR
    BENEFITS                            $      --       $15,309,797     $34,695,920     $ 1,532,644
                                        ===========     ===========     ===========     ===========








See accompanying note to financial statements.                                 2
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



T. Rowe Price   T. Rowe Price   T. Rowe Price                   T. Rowe Price
 New America      Balanced      International        Harris          Loan
 Growth Fund        Fund          Stock Fund      Stock Fund         Fund          Total
-------------   -------------   -------------    ------------   -------------   ------------



$20,340,388     $ 8,082,548      $ 3,013,427     $      --       $      --       $82,819,791

       --              --               --           150,767            --           150,767
       --              --               --              --         5,642,956       5,642,956
-----------     -----------      -----------     -----------     -----------     -----------

 20,340,388       8,082,548        3,013,427         150,767       5,642,956      88,613,514



     13,370           5,680            2,469           6,364            --            55,520
     69,285          27,233           14,455          12,724            --           250,993
-----------     -----------      -----------     -----------     -----------     -----------

     82,655          32,913           16,924          19,088            --           306,513


      --               --               --              --              --               --
-----------     -----------      -----------     -----------     -----------     -----------


$20,423,043     $ 8,115,461      $ 3,030,351     $   169,855     $ 5,642,956     $88,920,027
===========     ===========      ===========     ===========     ===========     ===========






                                                                               3
--------------------------------------------------------------------------------

LANIER WORLDWIDE, INC. SAVINGS INCENTIVE PLAN

Statements of Net Assets Available for Benefits

June 30, 1995
--------------------------------------------------------------------------------



                                T. Rowe Price   T. Rowe Price   T. Rowe Price   T. Rowe Price
                                Prime Reserve   Equity Index     Short Term      New America
                                    Fund            Fund          Bond Fund      Growth Fund
                                -------------   -------------   -------------   -------------

ASSETS

INVESTMENTS (NOTE 4):
    Mutual fund balances         $16,038,770     $26,614,705     $ 1,701,112     $11,080,189
    Participant loans                   --              --              --              --
                                 -----------     -----------     -----------     -----------

      Total investments           16,038,770      26,614,705       1,701,112      11,080,189

    Contributions receivable         290,710         381,412          47,941         278,092


LIABILITIES                             --              --              --              --
                                 -----------     -----------     -----------     -----------

NET ASSETS AVAILABLE FOR
    BENEFITS                     $16,329,480     $26,996,117     $ 1,749,053     $11,358,281
                                 ===========     ===========     ===========     ===========








See accompanying note to financial statements.                                4
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



     T. Rowe Price   T. Rowe Price    T. Rowe Price
        Balanced     International        Loan
         Fund          Stock Fund         Fund            Total
     -------------   -------------    -------------    ------------



     $  6,408,727     $ 1,698,627    $       --        $ 63,542,130
             --              --         4,860,867         4,860,867
      -----------     -----------    ------------      ------------

        6,408,727       1,698,627       4,860,867        68,402,997

          151,270          56,774            --           1,206,199


             --              --              --                 --
     ------------    ------------     -----------      ------------

     $  6,559,997    $  1,755,401     $ 4,860,867      $ 69,609,196
     ============    ============     ===========      ============









                                                                               5
--------------------------------------------------------------------------------

LANIER WORLDWIDE, INC. SAVINGS INCENTIVE PLAN

Statements of Changes in Net Assets Available for Benefits

Year Ended June 30, 1996
--------------------------------------------------------------------------------



                                       T. Rowe Price     T. Rowe Price     T. Rowe Price    T. Rowe Price
                                       Prime Reserve      Summit Cash      Equity Index      Short Term
                                            Fund          Reserve Fund         Fund           Bond Fund
                                       ------------      ------------     ------------      ------------

INCREASES:
    Investment income                  $    207,683      $    605,561     $  1,463,778      $     94,981
    Contributions from employer             307,409         1,342,104        2,652,712           278,229
    Contributions from employees               --             369,646          565,373            57,009
                                       ------------      ------------     ------------      ------------

                                            515,092         2,317,311        4,681,863           430,219

Net transfers between funds             (16,256,157)       13,723,913         (780,266)         (392,908)


DECREASES:
    Benefits paid directly to
      participants                          588,415           726,083        1,683,342           229,269
    Administrative expenses                    --               5,344           12,125             1,103
                                       ------------      ------------     ------------      ------------

                                            588,415           731,427        1,695,467           230,372

Net appreciation (depreciation)
    in fair value of investments
    (Note 4)                                   --                --          5,493,673           (23,348)
                                       ------------      ------------     ------------      ------------


Net increase in net assets
    available for benefits              (16,329,480)       15,309,797        7,699,803          (216,409)

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                    16,329,480              --         26,996,117         1,749,053
                                       ------------      ------------     ------------      ------------

    END OF YEAR                        $       --        $ 15,309,797     $ 34,695,920      $  1,532,644
                                       ============      ============     ============      ============




See accompanying note to financial statements.                                 6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



T. Rowe Price   T. Rowe Price   T. Rowe Price                     T. Rowe Price
 New America      Balanced      International       Harris            Loan
 Growth Fund        Fund         Stock Fund       Stock Fund          Fund           Total
-----------     -----------      -----------     -----------      -----------     -----------


$   740,699     $   346,196      $    55,512     $       567      $   408,502     $ 3,923,479
  2,425,337       1,045,360          472,259          84,285             --         8,607,695
    465,250         202,373           78,944          88,146             --         1,826,741
-----------     -----------      -----------     -----------      -----------     -----------

  3,631,286       1,593,929          606,715         172,998          408,502      14,357,915

  2,588,665        (204,894)         658,259            --            663,388            --




  1,229,051         513,688          281,823              54          289,801       5,541,526
      8,088           3,669            1,183            --               --            31,512
-----------     -----------      -----------     -----------      -----------     -----------

  1,237,139         517,357          283,006              54          289,801       5,573,038



  4,081,950         683,786          292,982          (3,089)            --        10,525,954
-----------     -----------      -----------     -----------      -----------     -----------


  9,064,762       1,555,464        1,274,950         169,855          782,089      19,310,831



 11,358,281       6,559,997        1,755,401            --          4,860,867      69,609,196
-----------     -----------      -----------     -----------      -----------     -----------

$20,423,043     $ 8,115,461      $ 3,030,351     $   169,855      $ 5,642,956     $88,920,027
===========     ===========      ===========     ===========      ===========     ===========








                                                                               7
--------------------------------------------------------------------------------

LANIER WORLDWIDE, INC. SAVINGS INCENTIVE PLAN

Statements of Changes in Net Assets Available for Benefits

Year Ended June 30, 1995
-------------------------------------------------------------------------------



                                       T. Rowe Price     T. Rowe Price     T. Rowe Price     T. Rowe Price
                                       Prime Reserve     Equity Index       Short Term        New America
                                            Fund              Fund           Bond Fund        Growth Fund
                                       -------------     -------------     -------------     -------------

INCREASES:
    Investment income                  $    754,980      $    838,424      $     95,227      $    184,593
    Contributions from employer             438,023           554,532            70,443           365,872
    Contributions from employees          1,826,524         2,485,434           307,410         1,822,763
                                       ------------      ------------      ------------      ------------

                                          3,019,527         3,878,390           473,080         2,373,228

Net transfers between funds                (791,917)         (582,059)          (83,304)         (571,833)


DECREASES:
    Benefits paid directly to
      participants                        1,161,160         1,487,149            81,628           728,635
    Administrative expenses                   8,640            11,040             1,223             6,213
                                       ------------      ------------      ------------      ------------

                                          1,169,800         1,498,189            82,851           734,848

Net appreciation (depreciation)
    in fair value of investments
    (Note 4)                                   --           4,538,376           (32,377)        1,879,118
                                       ------------      ------------      ------------      ------------


Net increase in net assets
    available for benefits                1,057,810         6,336,518           274,548         2,945,665

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                    15,271,670        20,659,599         1,474,505         8,412,616
                                       ------------      ------------      ------------      ------------

    END OF YEAR                        $ 16,329,480      $ 26,996,117      $  1,749,053      $ 11,358,281
                                       ============      ============      ============      ============




See accompanying note to financial statements.                                 8
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



T. Rowe Price   T. Rowe Price     T. Rowe Price
  Balanced      International         Loan
    Fund         Stock Fund           Fund           Total
-------------   -------------     -------------    -----------


$   357,314      $    76,967      $   280,692     $ 2,588,197
    200,185           54,010             --         1,683,065
    945,834          261,696             --         7,649,661
-----------      -----------      -----------     -----------

  1,503,333          392,673          280,692      11,920,923

    (92,604)       1,458,482          663,235            --




    353,319           29,450          228,426       4,069,767
      3,640             --               --            30,756
-----------      -----------      -----------     -----------

    356,959           29,450          228,426       4,100,523



    570,156          (66,304)            --         6,888,969
-----------      -----------      -----------     -----------


  1,623,926        1,755,401          715,501      14,709,369



  4,936,071             --          4,145,366      54,899,827
-----------      -----------      -----------     -----------

$ 6,559,997      $ 1,755,401      $ 4,860,867     $69,609,196
===========      ===========      ===========     ===========





                                                                               9
--------------------------------------------------------------------------------

LANIER WORLDWIDE, INC. SAVINGS INCENTIVE PLAN

Notes to Financial Statements

June 30, 1996 and 1995
--------------------------------------------------------------------------------



1.    DESCRIPTION OF THE PLAN

      The Lanier Worldwide, Inc. Savings Incentive Plan (the "Plan") is a defined contribution plan available to employees of Lanier Worldwide, Inc. ("the Company and Sponsor") who have completed one full year of service and are at least 21 years of age. Participants can contribute up to 15% of their salary in 1% increments. The Company matches 50% of the participant's contribution up to a maximum of 3% of compensation. All participants' contributions and earnings thereon are 100% vested. Company contributions to participants' accounts vest 20% per year of service, until a participant becomes fully vested after five years of service. Forfeitures of terminated participants' nonvested accounts reduce the matching contributions of the Company.

      Participants may allocate contributions among six T. Rowe Price Mutual Funds. Participants may borrow against the vested portion of their accounts from a minimum of $500 up to a maximum of $50,000 or 50% of the vested portion of a participant's account, whichever is less. Loans made under the Plan range from one year to four years. Loan provisions were changed in 1995 to allow participants to direct funds from which the principal amount is withdrawn.

      Upon termination, vested participants receive full lump sum distributions. The full value of benefits are payable upon retirement, total or permanent disability or to beneficiaries upon death of the participant regardless of years of service.

      Under provisions of the Plan, the Company reserved the right to amend or terminate the Plan at any time. If the plan is terminated, each participant's account will become fully vested.

      T. Rowe Price Retirement Plan Services, Inc. (T. Rowe Price) is the Plan's Trustee, record keeper, and investment manager.


2.    SIGNIFICANT ACCOUNTING POLICIES

      The accounting records of the Plan are maintained on the accrual basis.

      Unless otherwise elected by the Company, all ordinary and extraordinary charges and expenses incurred by the Trustee in connection with the administration of the Plan are paid by the Trustee from the assets of the Plan. In both fiscal 1996 and 1995, the Company elected to pay certain administrative expenses such as legal fees, tax counsel and accounting fees. Administrative expenses, which consist of Trustee, record keeping and investment manager fees and commissions paid to T. Rowe Price, were paid by the Plan.




                                                                              10
--------------------------------------------------------------------------------

LANIER WORLDWIDE, INC. SAVINGS INCENTIVE PLAN

Notes to Financial Statements

June 30, 1996 and 1995
--------------------------------------------------------------------------------



2.    SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

      Investments in securities are stated at fair value as determined by quoted market prices as of the close of business on the last day of the plan year. Investments for which a quoted market value is not available are stated at fair values reported by the trustee or investee company. Participant loans are stated at cost.

      The net appreciation (depreciation) in fair value of investments reflected in the statements of changes in net assets available for plan benefits represents the sum of the unrealized appreciation or depreciation in the aggregate fair value of investments and the realized gain or loss on the sale of investments.


3.    INCOME TAX STATUS

      The Internal Revenue Service has determined that the Plan qualifies under
      Section 401(k) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under federal income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.


4.    INVESTMENTS

      During the years ended June 30, 1996 and 1995, the Plan's investments (including investments bought and sold as well as held during the year) appreciated (depreciated) in fair value by $10,525,954 and $6,888,968, respectively as follows:

                                                                    Net Appreciation
                                                                   (Depreciation) in
                                                                   Fair Value During
                                                                1996              1995
                                                           ------------      ------------
      Fair value as determined by quoted market price:
        T. Rowe Price Equity Index Fund                    $  5,493,673      $  4,538,376
        T. Rowe Price Short-term Bond Fund                      (23,348)          (32,377)
        T. Rowe Price New America Growth Fund                 4,081,950         1,879,118
        T. Rowe Price Balanced Fund                             683,786           570,156
        T. Rowe Price International Stock Fund                  292,982           (66,304)
        Harris Stock Fund                                        (3,089)             --
                                                           ------------      ------------

                                                           $ 10,525,954      $  6,888,969
                                                           ============      ============


5.    TRANSACTIONS WITH PARTIES-IN-INTEREST

      Under Department of Labor regulations for reporting and disclosure, an employee benefit plan such as the Lanier Worldwide, Inc. Savings Incentive Plan is required to report investment transactions and compensation paid to parties-in-interest.




                                                                              11
--------------------------------------------------------------------------------

LANIER WORLDWIDE, INC. SAVINGS INCENTIVE PLAN

Notes to Financial Statements

June 30, 1996 and 1995
--------------------------------------------------------------------------------



5.    TRANSACTIONS WITH PARTIES-IN-INTEREST, CONTINUED

      The term "party-in-interest" is broadly defined, but would include Lanier Worldwide, Inc.; Harris Corporation, Lanier Worldwide, Inc.'s parent company; T. Rowe Price (Note 2) and any person or corporation that renders services to the Plan. At June 30, 1996 and 1995 all investments were held in T. Rowe Price funds.


6.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements at June 30, 1996 and 1995 to Form 5500:

                                                                              1996            1995
                                                                         ------------     ------------
        Net assets available for benefits per the
          Financial statement                                            $ 88,920,027     $ 69,609,196
        Amounts allocated to withdrawing participants                        (623,535)      (1,227,279)
                                                                         ------------     ------------

        Net assets available for benefits per the Form 5500              $ 88,296,492     $ 68,381,917
                                                                         ============     ============

      The following is a reconciliation of benefits paid to participants per the financial statements for the year ended June 30, 1996 to Form 5500:

        Benefits paid to participants per the financial statements                                $ 5,541,526
        Add: Amounts allocated to withdrawing participants at June 30, 1996                           623,535
        Less: Amounts allocated to withdrawing participants at June 30, 1995                       (1,227,279)
                                                                                                 ------------

        Benefits paid to participants per Form 5500                                               $ 4,937,782
                                                                                                  ===========

      Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment, but not yet paid as of June 30.


7.  AMENDMENTS

    The following amendments were made to the Plan during 1996:

    - The Harris Stock Fund was added as an investment option, effective April 1, 1996. Participant contributions are limited to no more than 1% of compensation. Shares of Harris Corporation common stock are purchased or contributed by the Company at a discount established from time to time by the Company. Amounts may not be transferred from other funds into the Harris Stock Fund. Contributions other than dividends must remain in the fund for a minimum of 36 months.

    - The provision that a participant be employed on the last day of the Plan quarter in order to receive an employer matching contribution was deleted, effective April 1, 1996. Henceforth, employer matching contributions are to be made at the time employee contributions are made to the Plan.


                                                                              12
--------------------------------------------------------------------------------

LANIER WORLDWIDE, INC.
SAVINGS INCENTIVE PLAN


                                  ITEM 27,j
               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES





Identity of issue, borrower,               Description of
lessor, or similar party                     investment                 Cost            Current value
----------------------------               --------------              ------           -------------
PARTICIPANT LOAN                           0.0875/0.0950                                  5,642,956
HARRIS STOCK FUND RESTRICTED               COMPANY STOCK              153,293               150,199
HARRIS STOCK FUND UNRESTRICTED             COMPANY STOCK                  566                   567
INTERNATIONAL STOCK FUND                   MUTUAL FUND              2,784,403             3,013,427
EQUITY INDEX FUND                          MUTUAL FUND             25,220,873            34,606,310
SHORT TERM BOND FUND                       MUTUAL FUND              1,591,450             1,523,479
NEW AMERICA GROWTH FUND                    MUTUAL FUND             15,299,750            20,340,388
BALANCED FUND                              MUTUAL FUND              7,122,938             8,082,548
SUMMIT CASH RESERVES                       MUTUAL FUND             15,253,639            15,253,639

                                      13

LANIER WORLDWIDE, INC.
SAVINGS INCENTIVE PLAN


ITEM 27,j
Continued
                                 SCHEDULE OF
                           REPORTABLE TRANSACTIONS


                                                                                                   Current value
                              Description                                                            of asset
                                 of              Purchase                           Cost of       on transaction      Net gain
Identity of party involved      asset             price        Selling price         asset             date           or (loss)
--------------------------   ------------        ---------     -------------        -------       ---------------     ---------
PRF                          MUTUAL FUND        1,131,558                           1,131,558         1,131,558
PRF                          MUTUAL FUND       (7,166,299)      (7,166,299)        (7,166,299)       (7,166,299)
EXF                          MUTUAL FUND        6,384,610                           6,384,610         6,378,680
EXF                          MUTUAL FUND       (2,944,895)      (3,881,087)        (2,944,895)       (3,881,087)       936,192
NAG                          MUTUAL FUND        7,205,340                           7,205,340         7,204,675
NAG                          MUTUAL FUND       (1,539,095)      (2,026,839)        (1,539,095)       (2,026,839)       487,743
BAL                          MUTUAL FUND        2,230,653                           2,230,653         2,230,588
BAL                          MUTUAL FUND       (1,105,778)      (1,240,613)        (1,105,778)       (1,240,613)       134,836
SCR                          MUTUAL FUND        8,810,585                           8,810,585         8,810,585
SCR                          MUTUAL FUND       (3,556,081)      (3,556,081)        (3,556,081)       (3,556,081)

                                  SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.



                                                Lanier Worldwide, Inc.
                                                Savings Incentive Plan



                                                /s/ Edward T. Golitko
                                                ----------------------------
                                                Edward T. Golitko
                                                Plan Administrator


Date: December 20, 1996